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                                  EXHIBIT 20.1


                   NASDAQ TO LIFT TRADING HALT ON JUNE 7, 2001

         Camarillo, CA - June 6, 2001 - California Amplifier (Nasdaq: CAMPE) has been advised by the Nasdaq Listing Qualifications Panel that it is of the opinion that the Company has evidenced full compliance with Nasdaq's filing requirements as well as compliance with other requirements for continued listing on the Nasdaq National Market.

         Accordingly, the Panel determined to continue the listing of the Company's securities on the Nasdaq National Market. As a result, effective with the open of business on June 7, 2001, the Company's symbol will be changed from CAMPE to CAMP and the Company's securities will begin trading shortly after the market opens on June 7, 2001.

         California Amplifier designs, markets and manufactures a broad line of integrated microwave fixed point solutions used primarily in conjunction with satellite video and terrestrial broadband applications. The Company's wireless access business unit designs and markets integrated reception and two-way transmission fixed wireless solutions for video, voice, data, telephony and networking applications. The satellite business unit designs and markets reception components for the worldwide DBS television market as well as a full line of consumer and commercial products for video and data reception. Micro Pulse, a consolidated 50.5% ownership investment, designs, markets and manufactures antennas for a broad range of wireless applications. California Amplifier is an ISO 9001 certified Company. For additional information, visit California Amplifier's web site at www.calamp.com.

         Forward-looking statements in this press release are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and reflect the Company's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, Nasdaq listing status, the internal financial investigation, litigation and related matters, and other risks and uncertainties that are detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from the Company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in its forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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For more information contact:
Fred Sturm
Chief Executive Officer
California Amplifier, Inc.
805/987-9000
fsturm@calamp.com